Executive Summary Quarterly Report
Exhibit 1

Japanese Quarterly Report for the fiscal first quarter ended June 30, 2009, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on July 31, 2009, which included the following information:

I.  Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview
•	Changes in associated companies
•	Employee information

2.	Business Information
•	Production, orders and sales
•	Risk factors
•	Material agreements
•	Operating and financial review and prospects

3.	Capital Assets
•	Changes in significant capital assets (none)
•	Changes in plans for new construction projects and disposition of facilities (none)

4.	Company Data
•	Share information
         -        Total number of shares
         -        Stock acquisition rights
         -        Rights plan (none)
         -        Number of shares outstanding, changes in capital stock
         -        Major shareholders
         -        Voting rights
•	Changes in share price
•	Changes in directors and corporate auditors (none)

5.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.  Information on Guarantors (none)

Quarterly review report

Exhibit

Certifications of the Registrant’s Representative Director, President and Chief Executive Officer